Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)of the Securities Exchange Act of 1934, as amended

SOUTHERN TRUST SECURITIES HOLDING CORP.

(Name of Subject Company and Filing Person, who is the issuer)

Series B 8% Convertible Preferred Stock

(Title of Class of Securities)

None.

(CUSIP Number of Class of Securities)

Robert Escobio

Chief Executive Officer

Southern Trust Securities Holding Corp.

145 Almeria Ave.

Coral Gables, Florida 33134

(305) 446-4800

Copies to:

Kathleen Brown, Esq.

Law Office of Kathleen Brown, P.C.

4531 N. 11th St.

Arlington, Virginia 22201

(703) 622-8484

Fax: (703) 852-2716

(Name address and telephone numbers of persons authorized to receive notices and communications on behalf of the filing person)

CALCULATION OF FILING FEE

Transaction Value *	Amount of filing fee
$4,300,000	$132.01

*The transaction value on which the filing fee is calculated is $4.3 million. It represents the aggregate price paid by accredited investors for the Series B 8% Convertible Preferred Stock in fiscal 2007. The stock does not trade through a public market.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer. ☐

ITEM 1.

SUMMARY TERM SHEET

See Exhibit 1.0 Summary Term Sheet

ITEM 2.

SUBJECT COMPANY INFORMATION

The name of the issuer is Southern Trust Securities Holding Corp (the “Issuer”). The address and telephone number of its executive offices is 145 Almeria Ave., Coral Gables, Florida 33134; phone (305) 446-4800.

As of November 15, 2007, the Issuer had 430,000 shares of its Series B 8% Convertible Preferred Stock issued and outstanding. There is no established trading market for the securities.

ITEM 3.

IDENTITY AND BACKGROUND OF FILING PERSON

The filing person is the Issuer. See Item 2 above.

ITEM 4.

TERMS OF THE TRANSACTION

The Share Exchange.  The Issuer is offering to redeem all 430,000 shares of its issued and outstanding shares of Series B 8% Convertible Preferred Stock for an equal number of shares of restricted Series C 8% Convertible Preferred Stock to be issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Act”) pursuant to Section 3(a)(9) of the Act.

The Series C 8% Convertible Preferred Stock

Dividend.  The Series C 8% convertible preferred stock provides for non-cumulative dividends at the rate of 8% per year payable quarterly in cash or shares of the Issuer’s common stock, at its election.  Once the Issuer’s common stock has commenced trading on the OTC Bulletin Board, the number of shares to be issued as a dividend is based on the average closing price of such common stock for 10 consecutive trading days preceding the record date for such dividend. At any time that the Issuer’s common stock is not trading, the Issuer’s management may determine the price of common in order to determine how many shares of common stock would be issued as a dividend in lieu of cash.

Conversion.  The Issuer may convert the Series C preferred stock into shares of its common stock, at any time after 6 months of the date of issuance of such shares and subject to customary anti-dilution events, at the rate of 4.0 shares of common stock per share of Series C preferred stock (the “Series C Conversion Rate”).  The Series C preferred stock automatically converts to the Issuer’s common stock if: (i) the Issuer sells substantially all of its assets; (ii) the Issuer consummates a merger or consolidation and are not the surviving entity; or (iii) the Issuer sells or exchange substantially all of its outstanding shares.

Liquidation Preference.  In the event of the Issuer’s liquidation, dissolution or winding up, holders of its Series C preferred stock shall have a liquidation preference over holders of its common stock.

Redemption.  The Issuer may redeem its Series C preferred stock for a cash payment of $11.00 per share or for shares of its common stock at the Series C Conversion Rate in the event that the closing sale price of the Issuer’s common stock on the OTC Bulletin Board, or any other trading market, is greater than or equal to $4.50 for any consecutive 5 trading days.

Registration Rights. The Issuer agreed to register the common stock underlying the Series C preferred stock in any registration statement filed within 5 years of the issuance of the Series C preferred stock, subject to certain exceptions, and bear all related expenses.

Voting Rights.  The Series C preferred stock has no voting rights, except as required by law. The consent of a holder of Series C preferred stock is required for any amendment or changes to the rights, preferences, privileges or powers of the Series C preferred stock or the issuance of any senior series of preferred stock.

Changes from Series B.  The designation for the Series C 8% Convertible Preferred Stock is identical to that of the Series B 8% Convertible Preferred Stock except that: (i) the conversion ratio for conversion of the Series C 8% Convertible Preferred Stock to shares of the Issuer’s common stock is 4.0 common to each preferred whereas the conversion ratio for the Series B 8% Convertible preferred stock per share of common is 1 to 2.31 shares of common and (ii) the trigger price for redemption of the Series C 8% Convertible Preferred Stock is $4.50 whereas the trigger price for redemption of the Series B 8% Convertible Preferred Stock is $5.28.

Terms of Issuer Tender Offer.  In accordance with Rule 240.13e-4, the Issuer shall hold its tender offer open for a period of 20 business days commencing from the date that this Schedule TO is filed with the SEC and simultaneously emailing such Schedule and its exhibits to each Series B 8% Convertible Preferred Stock holder.  The Issuer shall permit securities tendered pursuant to its issuer tender offer to be withdrawn at any time during the period that the issuer tender offer remains open.  If the Issuer has not accepted a tender of Series B preferred stock within 40 business days of the expiration of the commencement of the offer, the holder may withdraw his or shares.  Partial exchanges shall not be accepted.

The tender offer will not be extended.

Procedures.  To tender their shares of Series B 8% Convertible Preferred Stock in exchange for an equal number of Series C 8% Convertible Preferred Stock, each Series B 8% Convertible Preferred Stock holder must execute the Stock Exchange Agreement included herewith as Exhibit 2.0 and mail it along with their Series B 8% Convertible Preferred Stock certificates to the Issuer via registered or insured mail to the attention of the Issuer’s Chief Financial Officer.  Upon receipt of the agreement and certificates, the Issuer will issued and deliver restricted shares of Series C 8% Convertible Preferred Stock certificates to the former Series B holder effective upon the closing of the tender offer which will occur on the 21st business day following the filing of this Schedule TO.

No shares of Series B 8% Convertible Preferred Stock are to be purchased from any officer, director or affiliate of the Issuer.

ITEM 5.

PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The Schedule 13D filed by Robert Escobio on June 30, 2007, is hereby incorporated by reference.

ITEM 6.

PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Purpose.  The purpose of the transaction is to issue a preferred stock instrument with a more advantageous conversion ratio and a correspondingly lower redemption trigger price to the Issuer’s preferred stock holders in the most cost-effective and expeditious manner possible.

Use of Securities Acquired.  The Series B 8% Convertible Preferred Stock acquired by the Issuer in this issuer tender offer will be retired.

Plans.  The designation for the Series C 8% Convertible Preferred Stock is identical to that of the Series B 8% Convertible Preferred Stock except that the conversion ratio for conversion of the Series C 8% Convertible Preferred Stock to shares of the Issuer’s common stock is 4.0 common to each preferred whereas the conversion ratio for the Series B 8% Convertible preferred stock per share of common is 1 to 2.31 shares of common and the redemption trigger price for the Series C 8% Convertible Preferred Stock is $4.50 rather than the $5.28 provided for by the Series B 8% Convertible Preferred Stock.

ITEM 7.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Issuer’s outstanding Series B 8% Convertible Preferred Stock will be exchanged solely for an identical number of to be issued shares of the Issuer Series C 8% Convertible Preferred Stock.  No other consideration will be offered or accepted.

ITEM 8.

INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Securities Ownership.  No shares of the Series B 8% Preferred Stock are held by the Issuer or any of its affiliates.

Securities Transactions. On October 29, 2007, the Issuer closed a private placements of $1.0 million of the Series B 8% Preferred Convertible Stock, or 100,000 shares, at $10.00 per share, to accredited investors pursuant to the exemptions from federal securities registration provided by Section 4(2) of the Securities Act and Section 506 of Regulation D promulgated thereunder.  In connection with the private placement, Capital Investment Services, Inc., a registered broker-dealer and wholly-owned subsidiary of the Issuer, acted as the placement agent and earned aggregate commissions of $100,000 and 5,000 warrants for shares of our common stock pursuant to exemptions from federal securities registration provided by Section 4(2) of the Securities Act and Rule 701.  Each warrant entitles the holder to purchase one share of our common stock at an exercise price of $2.16 per share exercisable at any time for a period of three (3) years from date of issuance, subject to possible restrictions to be imposed by the Financial Industry Regulatory Authority.

ITEM 9.

PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

None.

ITEM 10.

FINANCIAL STATEMENTS

Not material.

ITEM 11.

ADDITIONAL INFORMATION

None.

ITEM 12.

EXHIBITS

1.0

Letter to Series B 8% Convertible Preferred Stock holders summarizing terms.

2.0

Form of Stock Exchange Agreement

ITEM 13.

INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUTHERN TRUST SECURITIES HOLDING CORP.

November 30, 2007	By:	/s/ Robert Escobio
Robert Escobio
	Its:	Chief Executive Officer